[Letterhead of Movado Group, Inc.]

March 14, 2013

VIA EDGAR

Mr. Andrew D. Mew
United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2012
Definitive Proxy Statement on Schedule 14A Filed May 4, 2012
File number 1-16497

Dear Mr. Mew,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) filed on March 30, 2012 and the Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on May 4, 2012, as set forth in your letter dated February 28, 2013 to Sallie A. DeMarsilis (the “Comment Letter”).

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K and the Proxy.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K and Proxy, as applicable.

As discussed herein, the Company respectfully requests that compliance with Comments 1, 2, and 3 not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2012.  The Company expects to file an annual report on Form 10-K for its fiscal year ended January 31, 2013 by March 26, 2013 and will comply with these requirements in that filing.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. We note your response to comment 1 and your proposed disclosure that “[a]ll of the above mentioned licensed brands are significant to the Company.”  If any one or more licensed brand represents a material portion of the 46% of your net sales that you otherwise plan to disclose, please disclose the brand, as this information would seem to be material to investors.

Response to Comment No. 1

As discussed in our February 14, 2013 response to the Commission’s January 30, 2013 letter, the Company has never previously disclosed specific financial information about its individual license agreements including contractual minimum sales levels, required advertising expenditure, minimum royalties or royalty percentages, nor has the Company previously disclosed actual performance on an individual licensed brand level.  The Company has applied to the Commission for and been granted confidential treatment with respect to all of its license agreements.  The Company believes that disclosure of such financial information will put it at a competitive disadvantage when negotiating new license agreements with its licensors and potential changes to such agreements.  The total licensed brand business in aggregate represents a material portion of the Company’s net sales.  Future filings will be amended to include the percentage of the Company’s revenues derived from its total licensed brand business in this risk factor.  Additionally, future filings will be amended to disclose that no individual license brand represents sales in excess of 20% of the Company’s total consolidated net sales.

Historical Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  Any loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition.

Future Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  For the fiscal year ended January 31, 2012, the above mentioned licensed brands represented approximately 46% of the Company’s net sales.  No individual licensed brand represented net sales greater than 20% of the Company’s total consolidated net sales.   The loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. We note your response to comment 3 and that you have aggregated Europe’s and the Middle East’s contribution to total sales.  Please disclose separate percentage numbers for each region’s relative contribution to total sales.  Alternatively, please explain why you should not disaggregate the percentage number for Europe’s and Middle East’s relative contribution to total sales.

Response to Comment No. 2

The Company will revise future disclosures to provide relative contributions to revenue of the various geographic regions, separately disclosing Europe and the Middle East.

Historical disclosures, page 28 & 95

Approximately 50% of the Company’s total sales are from international markets, and therefore reported sales made in those markets are affected by foreign exchange rates. The Company’s international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company divides its business into two major geographic locations: United States operations, and International, which includes the results of all other Company operations.  The allocation of geographic revenue is based upon the location of the customer.  The Company’s international operations are principally conducted in Europe, Asia, Canada, the Middle East, South America and the Caribbean.  The Company’s international assets are substantially located in Switzerland.

Future disclosures

Approximately 50% of the Company’s total sales are from international markets (see Note 14 to the Consolidated Financial Statements), and therefore reported sales made in those markets are affected by foreign exchange rates. The Company’s international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company divides its business into two major geographic locations: United States operations, and International, which includes the results of all other Company operations.  The allocation of geographic revenue is based upon the location of the customer.  The Company’s international operations are principally conducted in Europe, Asia, the Americas and the Middle East which account for 20.9%, 9.9%, 9.8% and 6.9%, respectively, of the Company’s total sales for fiscal 2013.  Substantially all of the Company’s international assets are located in Switzerland.

Note 7 – Income Taxes, page 86

3. We note your response to comment 11 and read your quarterly assessment of global cash needs.  With a view to enhancing transparency, please provide disclosures regarding the facts and circumstances behind the various repatriations of foreign earnings during the reporting periods presented in future filings.

Response to Comment No. 3

The Company will revise future disclosures to provide the facts and circumstances behind the various repatriations of foreign earnings.

Historical disclosures, page 88

During fiscal 2012, a provision of approximately $1.9 million has been made for federal income tax, net of foreign tax credits, on the remittance of approximately $8.9 million of current year net earnings of the Company’s Hong Kong subsidiary.  In addition, a net federal provision of approximately $0.4 million has been made on the remittance of approximately $1.4 million current year net earnings of one of the Company’s Swiss subsidiaries.  No provision has been made for federal income or withholding taxes which may be payable on the remittance of the remaining undistributed retained earnings of foreign subsidiaries approximating $132.7 million at January 31, 2012, as those earnings are considered permanently reinvested.  It is not practical to estimate the amount of tax that may be payable on the eventual distribution of these earnings.

Future disclosures

The Company performs a quarterly assessment reviewing its global cash projections and investment needs.  During fiscal 2012 as a result of this assessment, which took into consideration such factors, among others, as projected future results and continued need for investment in the overseas businesses as well as cash needs in the U.S., the Company identified 75% of the current year net income of one of its Hong Kong subsidiaries, as well as 75% of the current year net income of one of its Swiss subsidiaries, for repatriation.  As a result, a provision of approximately $2.3 million has been made for federal income tax, net of foreign tax credits, for the remittance of approximately $10.3 million current year earnings. The remaining 25% of the current year earnings of both subsidiaries was identified as required for normal local working capital needs.

During fiscal 2011, the Company identified 100% of that year’s net income of one of its Hong Kong subsidiaries for repatriation.  As a result, a provision of approximately $2.6 million was made for federal income tax, net of foreign tax credits, on the remittance of approximately $11.2 million of that year’s earnings.  In addition, as a result of the Company’s decision to close the U.S. Boutique division of its domestic retail entity, there was a one-time substantial cash need in the U.S. in order to fund the closing down of the business (severance payments, lease buy-outs, legal and consulting fees).  As a result, an additional net federal provision of approximately $5.2 million was made on the remittance of approximately $18.4 million of earnings of one of the Company’s Swiss subsidiaries.  During fiscal 2011, approximately $36.4 million of cash was repatriated, which included all cash identified for repatriation during fiscal 2011 as well as fiscal 2010.

During fiscal 2010, due to adverse economic conditions in the United States and deteriorating economic conditions in Europe, the Company’s quarterly review of global cash requirements and future earnings projections resulted in 100% of that year’s net income of one of its Hong Kong subsidiaries being identified for repatriation.  As a result, a provision of approximately $2.1 million was made for federal income tax, net of foreign tax credits, on the future remittance of approximately $10 million.  In addition, the Company repatriated approximately $30 million of cash during fiscal 2010 from Hong Kong and Switzerland as a one-time special repatriation due to special cash needs in the United States driven by the economic recession.

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the remaining retained earnings of foreign subsidiaries approximating $132.7 million at January 31, 2012, as those earnings are considered permanently reinvested.  It is not practical to estimate the amount of tax that may be payable on the eventual distribution of these earnings.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 15
Compensation Discussion and Analysis, page 15
Performance-Based Annual Cash Compensation, page 17

4.  We note your response to comment 15. Please provide similar or the same disclosure in your future filings. Alternatively, please explain why such disclosure is not material to investors.

Response to Comment No. 4

The Company will provide the same or similar disclosure in its future filings.

5.  We note your response to comment 16. Please respond to the bullet points below and tell us what your future disclosure will look like.

●
We re-issue the question in the first bullet point in comment 16 in our letter dated January 30, 2013 as it does not appear that you indicate the relative weight given to financial performance measures versus individual performance measures.

Response to Comment No. 5 – First Bullet Point

There is no relative weight given by the Compensation Committee of the Board (the “Committee”) to the financial performance of the Company as compared to the individual performance of any executive officer.  However, it is a precondition for any named executive officer to receive any payment under the Executive Performance Plan (the “EPP”) that the defined corporate performance objective under that plan must have been met. Further, as there is no separate funding for the EPP other than the bonus pool provided for under the Annual Incentive Compensation Plan, unless the predicate corporate performance measure for bonus pool funding under that plan is met, then there is no bonus pool from which to pay bonuses to the named executive officers under the EPP. Therefore, although the Committee has not assigned any numerical or weighted value to individual performance as compared to corporate financial performance, unless the foregoing threshold corporate performance measures are satisfied, the Committee will not even consider individual performance and will not approve a cash incentive payment to any named executive officer under the EPP.  The Company will provide substantially similar disclosure in its future filings.

●
In response to our question in the second bullet point, we note your indication that the financial measures you disclose are not assigned a relative weight to one another. If they are not assigned a relative weight to one another, it is unclear to us what role they serve in awarding compensation under the EPP. For example, please explain whether all of such financial criteria must be met in order for awards to be made. If it is possible for one or some of the criteria to be met in order for awards to be made, disclose which ones and tell us whether such determination is made at the outset of the award period. In this regard, we note that the gross margin percentage was not met but that this had no impact on your determination to grant awards under the plan; please explain why and how much discretion you retain at the time the award is paid.

Response to Comment No. 5 – Second Bullet Point

The financial performance measures serve the purpose of providing the Committee with objective criteria by which to assess the Company’s performance notwithstanding that they are not assigned a relative weight to one another.  Those criteria consist of key indicators against which to measure how well or how poorly the Company performed overall for the year.

It is not necessary that every single corporate performance measure be met for bonuses to be paid.  However, as discussed above and on page 17 in the Proxy, the corporate performance objective established by the Committee under the EPP must be met as a precondition to making any payments under that plan and the financial performance measure under the Annual Incentive Compensation Plan required for bonus pool funding (which, for fiscal 2012 was operating profit of $21.3 million for threshold funding at the 75% level) must also be met before any bonuses will be paid under the EPP.  If those predicate corporate performance measures are met, then the Committee may determine in its discretion to pay bonuses regardless of whether any of the other measures are met. Similarly, even if all the corporate performance measures are met, as noted on page 18 of the Proxy, the Committee retains the discretion “to decrease or eliminate but not to increase the maximum cash incentive payable to each named executive officer under the EPP”. In other words, the Committee has the discretion to pay no bonuses or to pay reduced bonuses to the named executive officers even if all of the identified corporate performance measures are met.  The Company will provide substantially similar disclosure in its future filings.

Specifically with respect to gross margin in fiscal 2012 (for which the target was set at 56.3% and the actual margin achieved was 54.8%) the Committee took into account the fact that the margin was unfavorably affected by approximately 120 basis points due to fluctuations in foreign currency exchange rates and also took into account the exceptionally strong financial performance of the Company with respect to all of the other criteria in deciding to approve the bonus payments to the named executive officers.

●
We note that you state that each named executive officer proposes a set of performance objectives for the fiscal year which is approved by his/her immediate supervisor, or by the Compensation Committee in the case of the CEO. Please describe the specific and individual performance factors that the Committee considered in its award determination for each named executive officer. In doing so, please help us understand to what extent such objectives are quantitative or qualitative, with a view to understanding how much subjectivity you exercise, and whether you have discretion to pay the award even if any or all of such objectives are not met.

Response to Comment No. 5 – Third Bullet Point

Under the EPP, the Committee retains the discretion to pay an award to any of the named executive officers so long as the corporate performance objective established under that plan has been met regardless of whether any other performance criteria (individual or corporate) are met. However, as discussed in the Proxy, in exercising its discretion the Committee does, in practice, take into account these other criteria, including individual named executive officer performance.  In considering individual performance, the Committee is briefed by, and relies on a general summary assessment  and recommendation provided by, the Company’s CEO and/or Senior Vice President of Human Resources relative to the performance of each of the named executive officers (other than the CEO). That summary assessment and recommendation is based on and generally reflects the individual assessment provided to the Human Resources department by each named executive officer’s immediate supervisor which itself would typically address the individual performance goals of such named executive officer as well as his or her overall performance.  Therefore, when the Committee considers individual named executive officer performance in this way, including consideration of whether individual goals have been met, the Committee does so indirectly as it is not apprised of any named executive officer’s specific personal goals nor does it (with the exception of the CEO) independently consider, or assess individual named executive officer performance relative to, those goals.  The Company will provide substantially similar disclosure in its future filings.

When it considers the individual performance of the CEO in exercising its discretion to approve any cash incentive payment made to him under the EPP, the Committee refers to the CEO’s individual performance goals but does not base its assessment of his performance solely or even primarily on those goals since it may, consistent with the plan, approve award payments regardless of whether other performance criteria (besides the requisite corporate performance goal established under the EPP) have been met.  In fiscal 2012, the CEO’s individual objectives included surpassing sales of $438 million, EBITDA of $37.5 million and cash flow of $20 million, all of which targets were exceeded. Other goals set by the CEO for fiscal 2012 included non-quantitative objectives that were not specifically considered by the Committee as part of its determination to approve his cash incentive payment under the EPP.  However, the Committee does evaluate the CEO’s individual performance against those other objectives for the year subsequent to and separate from the deliberative process conducted under the EPP.  In the future the Company will include in the Proxy a description of the CEO’s individual objectives considered by the Committee as part of that deliberative process.

***

In connection with responding to the Comment Letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Proxy;

●	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Proxy; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

By:	/s/ Sallie A. DeMarsilis
Sallie A. DeMarsilis
Chief Financial Officer